Filed by DEAC NV Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Eagle Acquisition Corp. (File No. 001-38908)

Commission File No. for the Related Registration Statement: 333-235805

The press release set forth below was filed by Diamond Eagle Acquisition Corp. on January 6, 2020 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination among DEAC NV Merger Corp., Diamond Eagle Acquisition Corp., DraftKings Inc. and SBTech (Global) Limited (“SBT”).

Diamond Eagle Acquisition Corp. Announces Filing of a Registration Statement on Form S-4 in Connection with its Proposed Business Combination with DraftKings and SBTech

LOS ANGELES, CA January 6, 2020 – Diamond Eagle Acquisition Corp. (Nasdaq: DEAC) (“Diamond Eagle”), a publicly traded special purpose acquisition company led by Harry Sloan and Jeff Sagansky, announced today that its subsidiary, DEAC NV Merger Corp., has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus, in connection with its recently-announced proposed business combination with DraftKings Inc. (“DraftKings”), a digital sports entertainment and gaming company known for its industry-leading daily fantasy sports and mobile sports betting platforms, and SBTech (Global) Limited (“SBTech”), an international turnkey provider of cutting-edge sports betting and gaming technologies. The combined company will be the only vertically-integrated sports betting and online gaming company based in the United States.

Diamond Eagle’s common stock is currently traded on Nasdaq under the symbol “DEAC.” In connection with the closing of the transaction, Diamond Eagle intends to change its name to DraftKings Inc., reincorporate in Nevada (by merging with its subsidiary, DEAC NV Merger Corp.) and remain Nasdaq-listed under a new ticker symbol. Completion of the transaction, which is expected in the first half of 2020, is subject to approval by Diamond Eagle stockholders, the Registration Statement being declared effective by the SEC and other customary closing conditions.

Institutional investors (including funds managed by Capital Research and Management Company, Wellington Management Company and Franklin Templeton) have committed to a private investment of $304 million in Class A common stock of the combined company that will close concurrently with the business combination and, subject to any redemptions by DEAC stockholders, there is $400 million currently held in Diamond Eagle’s trust account. It is anticipated that the combined company will have an equity market capitalization at closing of approximately $3.3 billion and have over $500 million of unrestricted cash on the balance sheet.

Goldman Sachs & Co. LLC is acting as exclusive financial advisor to Diamond Eagle. Raine Group is acting as exclusive financial advisor to DraftKings. Sullivan & Cromwell LLP is acting as legal advisor to DraftKings. Winston & Strawn LLP is acting as legal advisor to Diamond Eagle. Stifel is acting as financial advisor and Herzog, Fox & Neeman and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal advisors to SBTech. Deutsche Bank Securities Inc. and Goldman Sachs & Co. LLC are acting as capital markets advisors, and Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC are acting as private placement agents, to Diamond Eagle.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DEAC NV Merger Corp., a subsidiary of Diamond Eagle and the going-forward public company to be renamed DraftKings Inc. at closing (“New DraftKings”), filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus to be used at Diamond Eagle’s meeting of stockholders to approve the proposed business combination, and Diamond Eagle and/or New DraftKings have and may in the future file certain other related documents. This material is not a substitute for the definitive proxy statement/prospectus regarding the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DIAMOND EAGLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRAFTKINGS, SBTECH, DIAMOND EAGLE AND THE BUSINESS COMBINATION. The definitive proxy statement/prospectus will be mailed to shareholders of Diamond Eagle as of a record date to be established for voting on the proposed business combination. Investors and security holders may also obtain copies of the Registration Statement, which includes a preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (when available) and other documents containing important information about each of the companies, without charge, at the SEC's web site at www.sec.gov, or by directing a request to: Diamond Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

Participants in the Solicitation

Diamond Eagle and its directors and executive officers may be deemed participants in the solicitation of proxies from Diamond Eagle’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Diamond Eagle is contained in the preliminary proxy statement/prospectus regarding the business combination, which is included as part of the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the proposed business combination when available.

Each of DraftKings and SBTech and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Diamond Eagle in connection with the proposed business combination.

About DraftKings

DraftKings is a U.S.-based digital sports entertainment and gaming company created to fuel the competitive spirits of sports fans with offerings that range across daily fantasy, regulated gaming, and digital media. Headquartered in Boston, and founded in 2012 by Jason Robins, Matt Kalish and Paul Liberman, DraftKings’ daily fantasy product is available in 8 countries internationally with 15 distinct sport categories. Launched in 2018, DraftKings Sportsbook offers mobile and retail betting for major national and global sports, and currently operates pursuant to state regulations in Indiana, Iowa, Mississippi, New Hampshire, New Jersey, New York, Pennsylvania and West Virginia. DraftKings is the Official Daily Fantasy Partner of the NFL and PGA Tour as well as an Authorized Gaming Operator of the MLB and NBA.

About SBTech

SBTech is a global leader in omni-channel sports betting and gaming, with more than 1,200 employees in 10 offices worldwide. Since 2007, the group has developed the industry’s most powerful online sports betting and casino platform, serving licensees in more than 15 regulated territories. SBTech’s clients include many of the world’s premier betting and gaming operators, state lotteries, land-based casinos, horse racing companies, and iGaming start-ups. The group supplies highly flexible betting and gaming solutions to clients looking for exceptional configurability and the quickest route to market, complemented by proven business intelligence and reporting capabilities. The SBTech offering includes its seamless sportsbook, Chameleon360 igaming platform, managed services, on-property sportsbook and omni-channel solutions that provide players with constant access to sports and casino products across all online, mobile and retail channels. Supported by unrivalled expertise in trading and risk management, acquisition and CRM, and the highest standards of regulatory compliance, SBTech’s partners consistently achieve rapid growth, enhanced brand loyalty and record revenues.

About Diamond Eagle Acquisition Corp.

Diamond Eagle, led by Harry Sloan and Jeff Sagansky, was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Diamond Eagle’s, DraftKings’ or SBTech’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals, failure to receive approvals or other determinations from certain gaming regulatory authorities, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of the New DraftKings’ shares on Nasdaq following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; New DraftKings’ ability to manage growth; New DraftKings’ ability to execute its business plan and meet its projections; potential litigation involving Diamond Eagle, DraftKings, SBTech, or after the closing, New DraftKings; changes in applicable laws or regulations, particularly with respect to gaming, and general economic and market conditions impacting demand for DraftKings or SBTech products and services, and in particular economic and market conditions in the media/entertainment/gaming/software industry in the markets in which DraftKings and SBTech operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Diamond Eagle’s and/or New DraftKings’ other filings with the SEC. None of Diamond Eagle, DraftKings or SBTech undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

MEDIA CONTACTS:

Jeff Pryor/Priority PR for Diamond Eagle

jeff@prioritypr.net

(818) 661-6368

Media@draftkings.com

INVESTOR CONTACTS:

Investors@draftkings.com

Eli Baker for Diamond Eagle

(424) 284-3519

elibaker@geacq.com